

Mail Stop 3720

May 2, 2007

VIA U.S. MAIL AND FAX (212) 846-1640

Mr. Thomas E. Dooley
Executive Vice President and Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

> **Re:** **Viacom Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-32686**

Dear Mr. Dooley:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Operating Activities, page 49

1. We note that you entered into two film *financing* arrangements that in most cases, sell a *partial* copyright interest in a slate of films, on a film-by-film basis, to third party investors. Since the investors have acquired full risk for their proportionate ownership in title to each film, you recorded the amounts received for the sale of copyright interest as a reduction of the cost of the film. Please cite your basis of accounting for the subject arrangements. Tell us in more detail the terms of the arrangements and whether the investors will assume their share of participation costs if any.

Capital Resources, page 52

2. We note your statement that "net debt, along with total debt, is a useful component in the measurement of (y)our capital structure." Please disclose

    - the reasons why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations; and

    - to the extent material, the additional purposes, if any, for which you use the non-GAAP financial measure, if not otherwise disclosed.

    Refer to the Final Rule: Conditions for Use of Non-GAAP Measures at http://www.sec.gov/rules/final/33-8176.htm.

Fair Value Measurements
Goodwill and Indefinite-lived Intangible Assets, page 58

3. We note that your reporting units are consistent with your operating segments. Please identify your reporting units. Addressing both paragraph 30 of SFAS 142 and EITF Topic D-101, tell us how you determined your reporting units.

Note 1. Description of Business and Basis of Presentation, page 73
Basis of Presentation

4. We note that you did not reflect debt service cost in the Consolidated Statements of Earnings for 2004 and 2005. In this regard, please provide your analysis of the inter-company accounts as well as the average balance due to or from related parties for each period for which an income statement is required. Refer to the Interpretive Response to Question 4 in SAB.T.1.B1.

Note 2. Summary of Significant Accounting Policies, page 76
Revenue

5. We note that you recognize advertising revenue when the advertising is aired and the contracted audience rating is met. Tell us, and disclose, your basis for determining how "contracted audience rating" is met.

6. Citing your basis in the accounting literature, tell us and disclose

    - how you establish or determine the amount to be recognized under the audience deficiency unit liability.

- which account offsets the subject liability.

- how the above amounts are presented in the financial statements.

- How you account for the provision of additional air time for the advertiser.

Note 4. Business Combinations, page 82
Sale of Dreamworks Live Action Film Library, page 82

7. Per your disclosure, shortly after your acquisition of DreamWorks, you sold a fifty-one percent controlling interest in DW Funding (a wholly-owned subsidiary of DreamWorks which holds the title to the live-action library) to Soros and Dune. Based on your consideration of paragraph 39 of SFAS 142,

- Tell us if any goodwill associated with or allocable to DW Funding was included in the carrying amount of the controlling interest that was sold to Soros and Dune.

- Please disclose if the goodwill remaining in the portion of the reporting unit that was retained was tested for impairment.

Note 9. Securitization of Receivables, page 87

8. We note that you account for the securitizations of pooled receivables through an SPE as sales because "the Company has relinquished control of the receivables." In this connection, tell us if

- Your relinquishment of control meets all the conditions specified in paragraph 9 of SFAS 140;

- the SPE is a qualifying SPE in accordance with paragraph 35 of SFAS 140

    Citing the terms of the arrangement, tell us in detail how the SPE's credit losses and expenses will impact the collectibility of your retained interest.

9. Please disclose the information required under paragraphs 17(e)-(h) of SFAS 140.

10. Tell us the nature of the performance ratios required of the pooled receivables. Please disclose the consequences that may arise if the receivable pools do not meet the required performance ratios.

11. Citing the pertinent accounting literature, tell us, and disclose why you believe that your inclusion of the retained interest in receivables is appropriate.

Note 16. Commitments and Contingencies, pages 104-105
Guarantees

12. We note that you recorded liabilities to reflect the fair value of certain guarantee and indemnification obligations. On page 101, you stated that in connection with the separation and pursuant to the terms of the Tax Matters Agreement, Viacom and CBS Corporation agreed to each be financially responsible for 50% of any potential liabilities that arose in 2005 or earlier, to the extent such potential liabilities were not directly attributable to their respective business operations. Tell us if you have established a liability or receivable for the subject potential tax indemnification settlement in the financial statements. If not, tell us why.

Note 18. Reportable Segments, page 109

13. We note your disclosure that the Company's reportable operating segments have been identified in accordance with the Company's "internal management structure." In this regard please provide us with the following:

- A description of your internal management structure and why you used it as your basis for segment reporting.

- Your consideration of paragraph 16 of SFAS 131 in determining your reportable segments.

- The information provided to your chief operating decision maker to make decisions about resources to be allocated to each segment and assess its performance.

Schedule II – Valuation and Qualifying Accounts, page 120

14. Tell us to which acquisition the "acquired" sales returns and allowances pertains and your basis for establishing the valuation account. Additionally, please tell us and disclose the nature of the significant increase in the deduction from the "sales return and allowances" account during 2006.

* * * *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director